FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

4 May 2011

HSBC HOLDINGS PLC - 2010 QUARTERLY COMPARATIVES

HSBC Holdings plc (HSBC) intends to modify the content of its Interim Management Statements by providing more detailed quarterly disclosures. The new format will be adopted for HSBC's first Interim Management Statement in 2011. Ahead of issuing the Interim Management Statement on Monday 9 May 2011, HSBC is releasing unaudited consolidated summary income statements for each of the calendar quarters of 2010.

The four periods of selected financial information presented below are not financial statements within the meaning of the Companies Act 2006 and are unaudited.

The Interim Management Statements will also contain summary balance sheet data, information about the Group's capital ratios, and information on gross loans and advances to customers by industry sector and by geographical region.

The financial statements for the full year ended 31 December 2010 have been presented within our Annual Report and Accounts 2010 published on 28 February 2011 and are available on our website at www.hsbc.com.

HSBC will be conducting a conference call with analysts and investors on 9 May 2011 following the issue of the Interim Management Statement. The call is being hosted by Stuart Gulliver, Group Chief Executive, and Iain Mackay, Group Finance Director, and will take place at 12.00 BST. Details for participating in the call can be found at Investor Relations on www.hsbc.com.

Summary income statements

	Quarter ended
	31 December 2010	30 September 2010	30 June 2010	31 March 2010
	US$m	US$m	US$m	US$m

Net interest income ...........................................	9,932	9,752	9,734	10,023

Net fee income ..................................................	4,571	4,266	4,106	4,412

Net trading income ............................................	2,259	1,399	679	2,873

Changes in fair value of long- term debt issued and related derivatives ....................................	(509)	(874)	1,709	(584)
Net income/(expense) from other financial instruments designated at fair value ................	592	926	(329)	289

Net income/(expense) from financial instruments designated at fair value ...................................	83	52	1,380	(295)

Gains less losses from financial investments .......	126	285	215	342
Dividend income ................................................	21	32	39	20
Net earned insurance premiums ..........................	2,831	2,649	2,744	2,922
Other operating income .....................................	786	298	779	699

Total operating income ..................................	20,609	18,733	19,676	20,996

Net insurance claims incurred and movement in liabilities to policyholders .............................................	(3,287)	(3,359)	(2,051)	(3,070)

Net operating income before loan impairment charges and other credit risk provisions ................	17,322	15,374	17,625	17,926

Loan impairment charges and other credit risk provisions ......................................................	(3,370)	(3,146)	(3,736)	(3,787)

Net operating income .....................................	13,952	12,228	13,889	14,139

Total operating expenses ...................................	(10,199)	(9,378)	(9,213)	(8,898)

Operating profit .............................................	3,753	2,850	4,676	5,241

Share of profit in associates and joint ventures ...	655	675	716	471

Profit before tax ..............................................	4,408	3,525	5,392	5,712

Tax expense ......................................................	(892)	(98)	(1,043)	(2,813)

Profit for the period .......................................	3,516	3,427	4,349	2,899

Profit attributable to shareholders of the parent company ........................................................	3,242	3,154	4,132	2,631
Profit attributable to non-controlling interests ...	274	273	217	268

	%	%	%	%
Return on average ordinary shareholders' equity (annualised)	8.8	9.0	12.8	8.3
Cost efficiency ratio ..........................................	58.9	61.0	52.3	49.6

	US$m	US$m	US$m	US$m
Profit/(loss) before tax by region
Europe ...............................................................	374	407	1,664	1,857
Hong Kong ........................................................	1,408	1,407	1,368	1,509
Rest of Asia-Pacific ...........................................	1,523	1,394	1,683	1,302
Middle East ........................................................	251	295	171	175
North America ...................................................	410	(448)	42	450
Latin America ....................................................	442	470	464	419

	4,408	3,525	5,392	5,712

 For further information, please contact:

Media relations	Investor relations
Robert Bailhache	Alastair Brown
+44 (0)20 7992 5712	+44 (0)20 7992 1938

Patrick Humphris	Robert Quinlan
+44 (0)20 7992 1631	+44 (0)20 7991 3643

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,455bn at 31 December 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 04 May, 2011